Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2 Date of Material Change

July 10, 2017

Item 3 News Release

A news release dated July 10, 2017 was issued through CNW on July 10, 2017.

Item 4 Summary of Material Change

On July 10, 2017, Eldorado completed its previously announced plan of arrangement involving Integra Gold Corp. (“Integra”) originally announced on May 15, 2017 pursuant to which Eldorado acquired all of the issued and outstanding common shares of Integra that it did not currently own, by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Item 5.1 Full Description of Material Change

Pursuant to the Arrangement, Integra shareholders collectively received, for all the issued common shares of Integra that Eldorado did not already own, approximately CAD$129 million cash and 77 million common shares of Eldorado (representing approximately 10% of the total issued common shares of Eldorado, post-completion of the Arrangement). Integra will continue as a wholly-owned subsidiary of Eldorado and Integra common shares will be delisted from the TSXV as soon as practicable.

The Arrangement was carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and was approved at a special meeting of Integra shareholders held on July 4, 2017 by at least 66⅔% of the votes cast by all the shareholders of Integra and a simple majority of the votes cast by the shareholders of Integra, excluding votes from certain shareholders, including Eldorado, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Dawn Moss, Executive Vice President Administration

(604) 601-6655 (phone)

Item 9 Date of Report

July 14, 2017

Forward-looking Information

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s proposed acquisition of all the shares that it does not already own of Integra.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the acquisition on the Company’s business. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact on the Company of the completion of the sale of our Chinese interests; changes in the use of proceeds; currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2017.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.